Via Facsimile and U.S. Mail
Mail Stop 6010

January 24, 2006

Mr. David E. Robinson
Chairman of the Board, President,
Chief Executive Officer and Director
Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, CA 92121-1117

**Re:    Ligand Pharmaceuticals, Inc.**
   **Form 10-K for the Fiscal Year Ended December 31, 2004**
   **Filed November 18, 2005**
   **File No. 000-20720**

Dear Mr. Robinson:

    We have limited our review of your filing to the issue we have addressed in our comment.  Where indicated, we think you should revise your document in response to our comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Net Product sales, Allowance for Return Losses, ONTAK End-Customer Returns, Medicaid Rebates, Government Chargebacks, Managed Health Care Rebates and Other Contract Discounts, pages 118 and 119

1. We have referred to your December 31, 2004 Form 10-K filed on November 18, 2005 solely to evaluate your compliance with comment 1 of our December 14, 2004 comment letter and the related verbal comment issued on February 11, 2005 and have not otherwise reviewed your filing.  Please expand your critical accounting estimate disclosure for each of the captions listed above on pages 118 and 119 to address the following:

   - Augment your assertion that amounts "may be materially different than our estimates" by quantifying the reasonably likely effect of changes in these estimates on your results of operations and financial position.  If you are unable to quantify the reasonably likely effect, please disclose this fact.  In addition, clarify on pages 103 and 104 whether the impact of a 20% variance on your estimated Medicaid and managed care contract rebate accruals for AVINZA and a 20% variance to your Medicaid rebate and estimated chargeback accruals for ONTAK is reasonably likely.  We believe that a meaningful sensitivity analysis should be based on reasonably likely changes and not on hypothetical changes.  Please revise your analysis accordingly.
   - We note your schedule on page 187 for the allowances for loss on returns, rebates, chargebacks and other discounts, ONTAK end-customer and Panretin returns.  Please reference this schedule in your critical accounting estimate section of the MD&A.  In addition, please provide separate line items in your schedule for the provision for sales made in the current period and the provision for sales made in prior periods.  In your Results of Operations MD&A discussion, please quantify and discuss the effects that changes in estimates for these accruals had for each period presented.  If you are unable to determine changes in estimates for each period, disclose this fact and explain in the disclosure why management believes the financial statements are fairly stated.
   - Discuss in your Results of Operations MD&A discussion the reasons for year-to-year fluctuations in the provisions for each item, particularly the provision for Medicare rebates that increased from $511,000 in 2002 to $14,430,000 in 2004 and the provision for managed care rebates and other contract discounts that increased from $34,000 in 2002 to $5,773,000 in 2004.

As appropriate, please amend your December 31, 2004 Form 10-K within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment.  Detailed cover letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRSEP.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant